FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 26th, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the First Quarter Ended March 31, 2011

May 26, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended March 31, 2011.

Key Financial Highlights of Q1 2011

•                  Consolidated revenues down 2.0% q-o-q to $2,934 million

•                  Consolidated OIBDA(1) down 2.9% q-o-q to $1,126 million with 38.4% OIBDA margin

•                  Consolidated net income(2) of $322 million

•                  Free cash-flow(3) positive with $621 million for the first three months of 2011

Key Corporate and Industry Highlights

•                  Appointment of Andrei Dubovskov, former Head of Business Unit MTS Ukraine, as President and CEO of MTS

•                  Completion of share buyback in March 2011 related to the statutory merger of Comstar with MTS

•                  Conversion of Comstar ordinary shares into MTS ordinary shares on April 1, 2011 and subsequent completion of the statutory merger of Comstar with MTS

•                  Continued acquisitions of regional fixed operators with a purchases of alternative operators in Kurgan and Altai Krai for RUB 435.0 million and RUB 545.8 million respectively

•                  Annual dividend recommendation by the MTS Board of Directors of RUB 14.54(4) per ordinary MTS share (approximately $1.04 per ADR(5)) for the 2010 fiscal year, amounting to a total of RUB 30.05 billion (approximately $1.08 billion or 78% of US GAAP net income)

•                  Receipt of GSM 900 MHz license in Penza region giving MTS full 2G coverage in Russia

•                  MTS’ brand has been named as one of the BRANDZ™ Top 100 Most Powerful Brands with the 80th position and a brand value of $10.9 billion

(1)         See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)         Attributable to the Group.

(3)         See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(4)         The dividend yield per share is 5.7% based on the closing price of the MTS ordinary share on the Moscow Interbank Currency. Exchange as of April 26, 2011.

(5)         According to the Russian Central Bank exchange rate of 27.8964 RUB/USD as of April 27, 2011. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rate as of April 27, 2011.

Commentary

Andrei Dubovskov, President and CEO of MTS, commented, “Group revenue for the quarter increased 12% year-over-year to reach $2.93 billion on the back of strong subscriber additions and growth in data traffic and handset revenues. Revenues in Russia — including mobile, fixed and handset and equipment sales — increased 14% year-over-year to RUB 74.3 billion.”

Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “In the first quarter, Group OIBDA declined by 3% year-over-year to $1.1 billion with the OIBDA margin for the period reaching 38.4%. Our Russia OIBDA margin increased sequentially from 37.7% to 39.1% in Q1 2011. The improvement is mainly attributable to the growing share of higher-margin data traffic revenues on the back of our modem sales push and expanding 3G networks.”

Mr. Dubovskov added, “With the completion of the Comstar merger, we can now focus on the broader optimization of our business. Operationally, we can concentrate on rationalizing headcount to eliminate redundancies. We can also begin to examine asset disposals like real estate in our fixed line business in order to lower costs. For the customer, we can move ahead with critical steps in integrating our business, including convergent billing, so as to further improve our customer experience, increase loyalty and drive future growth.”

This press release provides a summary of some of the key financial and operating indicators for the period ended March 31, 2011. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

USD million	Q1’11	Q1’10	y-o-y		Q4’10	q-o-q
Revenues	2,934.0	2,614.8	12.2%		2,995.1	-2.0%
Adjusted OIBDA(6)	1,125.8	1,157.4	-2.7%		1,159.2	-2.9%
- margin	38.4%	44.3%	-5.9	pp	38.7%	-0.3%
Net operating income	563.8	679.6	-17.0%		493.0	14.4%
- margin	19.2%	26.0%	-6.8	pp	16.5%	2.7	pp
Net income/(loss)	321.6	383.1	-16.1%		156.3	105.8%
- margin	11.0%	14.7%	-3.7	pp	5.2%	5.8	pp

Russia Highlights

RUB mln	Q1’11	Q1’10	y-o-y		Q4’10	q-o-q
Revenues(7)	74,297.9	65,307.9	13.8%		77,822.8	-4.5%
- mobile	61,334.0	53,494.6	14.7%		64,428.1	-4.8%
- fixed	14,049.6	12,538.4	12.1%		14,380.5	-2.3%
Adjusted OIBDA	29,027.2	29,779.0	-2.5%		29,372.1	-1.2%
- margin	39.1%	45.6%	-6.5	pp	37.7%	1.4	pp
Net income/(loss)	9,765.7	10,898.2	-10.4%		7,363.1	32.6%
- margin	13.1%	16.7%	-3.6	pp	9.5%	3.6	pp

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
ARPU (RUB)(8)	236.7	253.9	269.4	261.9	252.1
MOU (min)	211	230	244	259	249
Churn rate (%)	10.4%	9.8%	13.5%	12.7%	12.0%
SAC (RUB)	534.4	612.8	508.2	656.6	669.6
- dealer commission	351.0	399.9	341.0	461.5	488.9
- adv & mktg	183.4	212.9	167.2	195.1	180.7

(6)         Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss and acquisition related costs in the amount of $137.8 million

(7)         Revenue, net of intercompany.

(8)         ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Ukraine Highlights

UAH mln	Q1’11	Q1’10	y-o-y		Q4’10	q-o-q
Revenues	2,057.0	1,921.9	7.0%		2,138.9	-3.8%
OIBDA	918.9	836.9	9.8%		969.0	-5.2%
- margin	44.7%	43.5%	1.2	pp	45.3%	-0.6	pp
Net income	131.1	59.6	120.0%		119.9	9.3%
- margin	6.4%	3.1%	3.3	pp	5.6%	0.8	pp

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
ARPU (UAH)	35.21	39.49	41.57	37.59	36.05
MOU (min)	527	541	541	550	564
Churn rate (%)	9.4%	7.2%	6.6%	8.2%	7.6%
SAC (UAH)	66.9	64.3	58.0	68.1	73.0
- dealer commission	34.2	31.8	29.4	32.8	36.1
- adv & mktg	21.2	21.4	17.8	24.9	18.1
- handset subsidy	2.1	1.8	1.3	1.6	9.9
- SIM card & voucher	9.4	9.2	9.5	8.9	8.9

Uzbekistan Highlights(9)

USD mln	Q1’11	Q1’10	y-o-y		Q4’10	q-o-q
Revenues	104.7	103.5	1.2%		116.3	-10.0%
OIBDA	56.6	56.5	0.2%		62.0	-8.7%
- margin	54.1%	54.6%	-0.5	pp	53.3%	0.8	pp
Net income	16.0	24.5	-34.7%		27.3	-41.4%
- margin	15.3%	23.7%	-8.4	pp	23.5%	-8.2	pp

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
ARPU (USD)	4.8	5.0	4.8	4.6	3.9
MOU (min)	520	534	508	461	402
Churn rate (%)	5.9%	6.1%	7.2%	6.0%	9.2%
SAC (USD)	6.1	6.0	7.8	8.1	7.4

Armenia Highlights

AMD mln	Q1’11	Q1’10	y-o-y		Q4’10	q-o-q
Revenues	16,286.5	17,786.2	-8.4%		19,326.4	-15.7%
OIBDA	8,305.6	8,687.7	-4.4%		9,877.6	-15.9%
- margin	51.0%	48.8%	2.2	pp	51.1%	-0.10	pp
Net income	(3,032.9)	(2,409.3)	n/a		974.5	n/a
- margin	n/a	n/a	n/a		5.0%	n/a

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
ARPU (AMD)	2,813.4	3,013.5	3,194.2	2,725.5	2,141.3
MOU (min)	220	255	294	294	294
Churn rate (%)	8.6%	8.5%	7.7%	7.0%	6.7%
SAC (AMD)	6,868.7	7,192.0	6,719.4	3,867.8	6,005.4

(9)          The functional currency in Uzbekistan is the US dollar.

CAPEX Highlights

USD mln	Q1’10	Q4’10	Q1’11
Russia	178.4	1,505.6	238.3
- as % of rev	8.2%	59.4%	9.4%
Ukraine	40.5	50.6	19.3
- as % of rev	16.8%	18.8%	7.5%
Uzbekistan	23.9	95.5	16.4
- as % of rev	23.1%	82.1%	15.6%
Turkmenistan	4.3	14.6	2.8
- as % of rev	8.9%	29.2%	n/a
Armenia	3.9	17.8	1.8
- as % of rev	8.5%	33.1%	4.1%
Group	251.0	1,684.1	278.6
- as % of rev	9.6%	56.2%	9.5%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.9 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the First Quarter 2011
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile and fixed operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating income	679.6	758.3	803.7	493.0	563.8
Add: D&A and impairment loss	477.9	480.5	513.8	666.2	562.0
Adjusted OIBDA(10)	1,157.4	1,238.8	1,317.5	1,159.2	1,125.8

Russia (USD mln)	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating income	663.9	708.3	728.1	572.4	576.9
Add: D&A and impairment loss	332.5	333.9	368.4	383.6	417.3
Adjusted OIBDA	996.4	1,042.2	1,096.5	956.0	994.2

Ukraine (USD mln)	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating income	11.2	35.8	59.8	37.7	27.9
Add: D&A	93.5	91.1	85.0	84.5	87.7
OIBDA	104.7	126.9	144.8	122.2	115.7

Uzbekistan (USD mln)	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating income	32.0	37.5	31.5	29.6	22.1
Add: D&A	24.5	28.3	32.9	32.4	34.6
OIBDA	56.5	65.8	64.4	62.0	56.6

(10)        Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss and acquisition related costs in the amount of $137.8 million

Armenia (USD mln)	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating income/ (loss)	(0.5)	4.2	8.8	4.6	0.4
Add: D&A	23.1	22.7	22.7	22.8	22.2
OIBDA	22.6	26.9	31.5	27.4	22.7

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating margin	26.0%	27.3%	27.6%	16.5%	19.2%
Add: D&A and impairment loss	18.3%	17.4%	17.7%	22.2%	19.2%
Adjusted OIBDA margin(11)	44.3%	44.7%	45.3%	38.7%	38.4%

Russia	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating margin	30.4%	30.8%	30.2%	22.6%	22.7%
Add: D&A and impairment loss	15.2%	14.5%	15.3%	15.1%	16.4%
Adjusted OIBDA margin	45.6%	45.3%	45.5%	37.7%	39.1%

Ukraine	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating margin	4.7%	13.2%	20.5%	14.0%	10.8%
Add: D&A	38.8%	33.6%	29.2%	31.3%	33.9%
OIBDA margin	43.5%	46.8%	49.7%	45.3%	44.7%

Uzbekistan	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating margin	30.9%	33.1%	27.5%	25.5%	21.1%
Add: D&A and impairment loss	23.7%	25.0%	28.6%	27.8%	33.0%
OIBDA margin	54.6%	58.1%	56.1%	53.3%	54.1%

Armenia	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11
Operating margin	(1.0%)	8.3%	15.3%	8.5%	1.0%
Add: D&A	49.8%	45.2%	39.8%	42.6%	50.0%
OIBDA margin	48.8%	53.5%	55.2%	51.1%	51.0%

(11)        Adjusted OIBDA results for Q4 2010 do not include long-lived and other assets impairment loss and acquisition related costs in the amount of $137.8 million

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2010	As of Mar 31, 2011
Current portion of debt and of capital lease obligations	757.1	1,127.1
Long-term debt	6,392.6	6,320.5
Capital lease obligations	10.9	9.4
Total debt	7,160.6	7,457.0
Less:
Cash and cash equivalents	927.7	1,194.6
Short-term investments	333.6	480.4
Net debt	5,899.3	5,782.0

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Nine months ended Dec 31, 2010	Three months ended Mar 31, 2011	Twelve months ended Mar 31, 2011
US$ million	A	B	C=A+B
Net operating income	2,055.0	563.8	2,618.8
Add: depreciation and amortization	1,522.7	562.0	2,084.7
Add: long-lived assets impairment loss and acquisition related costs	137.8		137.8
OIBDA	3,715.5	1,125.8	4,841.3

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the three months ended Mar 31, 2010	For the three months ended Mar 31, 2011
Net cash provided by operating activities	965.5	908.0
Less:
Purchases of property, plant and equipment	(188.1)	(232.7)
Purchases of intangible assets	(63.0)	(46.0)
Proceeds from sale of property, plant and equipment	1.6	3.3
Proceeds/(purchases) of other investments	0.1	4.3
Investments in and advances to associates	0.1	3.0
Acquisition of subsidiaries, net of cash acquired	(6.2)	(19.0)
Free cash-flow	710.0	620.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in thousands of US Dollars except per share amount)

	Three months ended
	March 31, 2011	March 31, 2010

Net operating revenue
Service revenue	$2,701,215	$2,480,792
Sales of handsets and accessories	232,770	133,988
	2,933,985	2,614,780
Operating expenses
Cost of services	(633,608)	(527,244)
Cost of handsets and accessories	(220,675)	(136,524)
Sales and marketing expenses	(235,357)	(168,565)
General and administrative expenses	(647,141)	(554,806)
Depreciation and amortization expense	(561,967)	(477,870)
Provision for doubtful accounts	(31,420)	(34,080)
Impairment of long-lived assets and acquisition related costs	(9,638)
Other operating expenses	(30,337)	(36,138)

Net operating income	563,842	679,553

Currency exchange and transaction gain	89,150	77,098

Other income / (expenses):
Interest income	11,044	21,766
Interest expense, net of capitalized interest	(170,453)	(228,351)
Other income	9,180	2,821
Total other expenses, net	(150,229)	(203,764)

Income before provision for income taxes and noncontrolling interest	502,763	552,887

Provision for income taxes	(141,275)	(126,919)

Net income	361,488	425,968
Net income attributable to the noncontrolling interest	(39,842)	(42,841)
Net income attributable to the Group	321,646	383,127

Weighted average number of common shares outstanding, in thousands - basic and diluted	1,916,865	1,916,869
Earnings per share - basic and diluted	0.17	0.20

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED  STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

(Amounts in thousands of US dollars)

	As of March 31,	As of December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$1,194,560	$927,694
Short-term investments	480,449	333,594
Trade receivables, net	917,478	798,102
Accounts receivable, related parties	3,356	2,673
Inventory and spare parts	370,063	319,956
VAT receivable	161,079	164,761
Prepaid expenses and other current assets	605,833	569,823
Total current assets	3,732,818	3,116,603

PROPERTY, PLANT AND EQUIPMENT	8,243,304	7,971,830

INTANGIBLE ASSETS	2,878,644	2,817,701

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	243,116	241,792

OTHER INVESTMENTS	126,646	128,582

OTHER ASSETS	195,594	201,534

Total assets	$15,420,122	$14,478,042

CURRENT LIABILITIES
Accounts payable	648,584	629,077
Accrued expenses and other current liabilities	1,961,812	1,715,970
Accounts payable, related parties	78,238	52,984
Current portion of long-term debt, capital lease obligations	1,127,122	757,110
Total current liabilities	3,815,756	3,155,141

LONG-TERM LIABILITIES
Long-term debt	6,320,499	6,392,629
Capital lease obligations	9,442	10,873
Deferred income taxes	307,239	292,070
Deferred revenue and other	383,870	383,582
Total long-term liabilities	7,021,050	7,079,154

Total liabilities	10,836,806	10,234,295

Redeemable noncontrolling interests	86,942	86,944

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as March 31, 2011 and December 31, 2010 (777,396,505 of which are in the form of ADS as of March 31, 2011 and December 31, 2010)	50,558	50,558
Treasury stock (76,464,876 and 76,456,876 common shares at cost as of March 31, 2011 and December 31, 2010, respectively)	(1,054,993)	(1,054,926)
Accumulated other comprehensive income	(705,646)	(771,957)
Retained earnings	5,187,831	4,901,140
Total shareholders’ equity attributable to the Group	3,477,750	3,124,815
Noncontrolling interest	1,018,624	1,031,988
TOTAL SHAREHOLDERS` EQUITY	4,496,374	4,156,803

Total liabilities and shareholders’ equity	$15,420,122	$14,478,042

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED  STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2011  AND 2010

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31, 2011	March 31, 2010*

Net cash provided by operating activities	908,041	965,541

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of subsidiaries and non-controlling interests, net of cash acquired	(19,038)	(6,245)
Purchases of property, plant and equipment	(232,676)	(188,118)
Purchases of intangible assets	(45,954)	(62,955)
Proceeds from sale of property, plant and equipment and assets held for sale	3,309	1,550
Purchases of short-term investments	(309,161)	(322,123)
Proceeds from sale of short-term investments	177,751	111,888
Proceeds from sale of other investments	4,341	137
Investments in and advances to associates	3,000	50
Decrease in restricted cash	(1,843)	51
Net cash used in investing activities	(420,271)	(465,765)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries and subsidiaries from related parties	(178,699)	(5,856)
Contingent consideration paid on acquisition of sudsidiaries	(7,540)
Proceeds from issuance of notes	1,659
Repurchase of common stock	(67)
Repayment of notes	(4,698)
Notes and debt issuance cost		(835)
Capital lease obligation principal paid	(2,485)	(1,002)
Dividends paid	(19)	1,122
Proceeds from loans	21,865	47,396
Loan principal paid	(102,319)	(793,738)

Net cash used in financing activities	(272,303)	(752,913)

Effect of exchange rate changes on cash and cash equivalents	51,399	7,603

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	266,866	(245,534)

CASH AND CASH EQUIVALENTS, at beginning of period	927,694	2,529,010

CASH AND CASH EQUIVALENTS, at end of period	1,194,560	2,283,476

* Figures were restated due to retrospective consolidation of TS-Retail, Metro-Telecom and Sistema Telecom

Group financial results for the first quarter year 2011 Investor conference call – May 26, 2011 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights Key financial and operating results Appendix Group highlights for the period Group financial highlights Group capital expenditures Group balance sheet Debt obligations and composition Dividend history and recommendation Subscriber base dynamics 3i Strategy Contents 3

Conversion of Comstar ordinary shares into MTS ordinary shares on April 1, 2011 and subsequent completion of the statutory merger of Comstar with MTS Continued acquisitions of regional fixed operators with a purchases of alternative operators in Kurgan and Altai Krai for RUB 435.0 mln and RUB 545.8 mln respectively Annual dividend recommendation by the MTS Board of Directors of RUB 14.54 per ordinary MTS share (approximately $1.04 per ADR*) for the 2010 fiscal year, amounting to a total of RUB 30.05 bln (approximately $1.08 bln or 78% of US GAAP net income) Receipt of GSM 900 MHz license in Penza region giving MTS full 2G coverage in Russia MTS’ brand has been named as one of the BRANDZ™ Top 100 Most Powerful Brands with the 80th position and a brand value of $10.9 bln Thereafter Appointment of Andrei Dubovskov, former Head of Business Unit MTS Ukraine, as President and CEO of MTS Completion of share buyback in March 2011 related to the statutory merger of Comstar with MTS Q1 2011 highlights * According to the Russian Central Bank exchange rate of 27.8964 RUB/USD as of April 27, 2011. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rate as of April 27, 2011 Group highlights for the first quarter 2011 and recent events 4

Total Group Revenue (USD mln) Total Group Adjusted OIBDA* (USD mln) -2% +12% -4% -3% -3% -4% * Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations 1 201.8 1 157.4 1 238.8 1 317.5 1 159.2 1 125.8 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 2 723.5 2 614.8 2 772.6 2 910.8 2 995.1 2 934.0 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 In Q1 2011, Group revenue grew y-o-y as result of high subscriber additions, rising contributions from sales of handsets & accessories and increasing consumption of data products through all major markets of operation Adjusted OIBDA margin 44.1% 44.3% 44.7% 45.3% 38.7% 38.4% Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Group financial highlights Sequentially, absolute OIBDA impacted by seasonal factors and one-time costs related to the statutory merger with Comstar-UTS, the acquisition and integration of other fixed-line assets, shuttering of assets in Turkmenistan, as well as fees associated with high gross additions in Russia during the quarter 5

Total Group Net Income (USD mln) +106% -16% n/a (22.9) 383.1 357.7 483.5 156.3 321.6 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Net income of $322 mln attributable to Group revenue growth The appreciation of the Ruble translated into a foreign currency gain in the amount of $89 mln Net income margin n/a 14.7% 12.9% 16.6% 5.2% 11.0% Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Group financial highlights 6

Capital expenditures for the quarter came in at $278.6 mln The Company aims to significantly build out its 3G and backhaul networks during the course of 2011 as reflected in the 22-24% CAPEX-to-sales guidance for the full year Russia 178.4 248.0 328.1 1 505.5 238.3 Ukraine 40.5 36.5 27.4 50.6 19.3 Uzbekistan 23.9 18.9 19.6 95.5 16.4 Turkmenistan 4.3 8.4 17.1 14.6 2.8 Armenia 3.9 3.1 5.0 17.8 1.8 Group 251.0 314.9 397.2 1 684.1 278.6 - as % of revenue 9.6% 11.4% 13.6% 56.2% 9.5% (in USD mln) Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Group capital expenditures 397.2 Q1 2010 Q2 2010 Q3 2010 251.0 314.9 Q1 2011 278.6 Q4 2010 1684.1 7

$1.2 bln in cash at the end of Q1 2011 in anticipation of further debt repayments, capital expenditures and other corporate needs Total debt increase due to currency fluctuations with the ruble appreciating versus the US dollar during the quarter Free cash flow* of over $621 mln for the first three months of 2011 *See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix Balance sheet (USD mln unless noted) As of Dec 31, 2010 As of Mar 31, 2011 Cash and cash equivalents $927.7 $1 194.6 Short-term investments $333.6 $480.4 Total debt $7 160.6 $7 457.0 Long-term debt $6 403.5 $6 329.9 Short-term debt $757.1 $1 127.1 Net debt* $5 899.3 $5 782.0 Shareholders’ equity $4 156.8 $4 496.4 Total assets $14 478.0 $15 420.1 LTM OIBDA* $4 872.9 $4 841.3 Net debt/assets 0.4x 0.4x Net debt/equity 1.4x 1.3x Net debt/LTM OIBDA* 1.2x 1.2x Group balance sheet 8

– Increasing the tenor of its debt instruments – Working towards lowering the cost of certain debt instruments through repayments, reissuances and negotiations with our bi-lateral lenders – Sustaining an optimal ruble/dollar balance to match revenues and account for necessary capital investments Debt Repayment Schedule (USD mln) Q2 2011 payments include those for the MTS Series 04 ruble bond a portion of which were repurchased in May 2011 in the amount of ≈$39.3 mln**. As result, starting from the Q2 2011 disclosure, the remaining portion in the amount of ≈$490.9 mln** will be reflected in the repayments for the year 2014. MTS Series 03, 05, 08 ruble bonds contain put options that can be exercised in June 2013, in May 2011, in July 2012 and in November 2015 respectively. MTS expects the options to be exercised. Total Group Debt = $7.5 bln* Debt obligations at the end of Q1 2011 Q2 2011 Q3 2011 Q4 2011 2012 2013 2014 Thereafter 584 40 60 1 124 1 114 465 4 053 * Including capital lease obligations ** According to the Russian Central Bank exchange rate of 28.0466 RUB/USD as of May 19, 2011 MTS continues to optimize its debt portfolio by: 9

Debt composition reflective of the Company’s preference for RUB-denominated financing with vendor financing contributing to the USD/EUR portion Maintaining a balanced currency structure of liabilities with a preference for ruble-denominated funding Debt composition by currency Q1 2011* * Debt composition by currency includes FOREX hedging in the amount of $304 mln as of Q1 2011 Debt composition by type Q1 2011 Bonds Credit facilities 3% 78% 19% 47% 53% RUB EUR USD Debt composition at the end of Q1 2011 10

Dividend history and recommendation for FY 2010 The Company’s sustained levels of profitability and its ability to generate healthy cash flows continue to allow MTS to honor its dividend commitment before the shareholders The payment period shortened to two months in line with changes stipulated by Russian law i.e. dividends for FY 2010 will be paid till the end of August following the AGM approval * Dividend amount recommended by the MTS Board of Directors for approval at the Company’s Annual General Meeting of Shareholders on June 27, 2011 ** Calculated based on closing price as of the record date of the MTS ordinary share traded on the Moscow Interbank Currency Exchange *** As % of US GAAP net income reported by the Company ****As % of US GAAP net income adjusted for the non-cash impairment charges Dividend payment history, 2004-2010 (RUB bln) 11 2004 2005 2006 2007 2008 2009 2010* RUB per share 5.8 7.6 9.7 14.8 20.2 15.4 14.5 Dividend yield** 3.1% 4.0% 4.0% 5.0% 11.1% 6.2% 5.7% % of net income*** 41% 50% 60% 60% 60% 75%**** 78%

In Russia, MTS sustained its leading mobile market share in Q1 2011 Fixed subscriber base numbers, impacted by Company’s M&A activity and redefinition of acquired companies’ subscriber definitions with those of MTS Continued focus on subscriber quality reflected in the stable subscriber base dynamics in Ukraine Growth in the Company’s other CIS markets driven by strong net adds in Uzbekistan and Armenia * Q1 2011 subscriber numbers include those of Inteleca ** Figures retrospectively adjusted in line with MTS definitions *** MTS operations in Turkmenistan are suspended since December 21, 2010 **** MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated MTS subscribers (mln unless noted) Q4 2010 Q1 2011* % change Russia: - mobile 71.44 71.46 stable - households passed, 000s 9 890 9 979 0.9% - broadband Internet, 000s 1 805 1 892 4.8% - pay TV, 000s** 2 553 2 606 2.1% Ukraine 18.24 18.28 0.2% Uzbekistan 8.79 9.11 3.6% Turkmenistan*** 2.42 2.39 n/a Armenia 2.46 2.55 3.6% Belarus**** 4.72 4.75 0.6% Total mobile 108.07 108.54 0.4% Group subscriber base dynamics during the quarter 12

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits 13

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Armenia Contents 14

MTS a step ahead

Russia financial highlights



Total Russia Revenue
(RUB bln)
-2%
+14%
-4%
66.7
65.3
69.5
73.8
77.8
74.3
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Total Russia Adjusted OIBDA*
(RUB bln)
-1%
-3%
-1%
30.1
29.8
31.5
33.6
29.4
29.0
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011

Adjusted OIBDA margin	45.2%	45.6%	45.3%	45.5%	37.7%	39.1%
	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011

- Revenue increased y-o-y in Q1 2011 due to strong subscriber growth, contribution from retail and consumption of fixed and mobile data products; quarterly dynamic reflective of seasonal decline in usage and roaming
- Absolute OIBDA decreased y-o-y due to higher handset and USB modem sales, higher G&A costs due to Comstar merger closing, the acquisition of smaller regional fixed-line assets and higher sales and marketing expenses due to strong gross subscriber additions in mobile business
- Sequential quarterly improvement in OIBDA margin as result of rising data usage due to increased USB modem sales, discontinuation of New Year's marketing campaigns and a relative decrease in subscriber gross additions

* Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations

15

Incl. sales of handsets & accessories 3.5 4.0 3.9 5.0 8.5 6.7 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Russia revenue breakdown Mobile Russia Revenue (RUB bln) -5% +15% -3% 55.2 53.5 57.5 61.3 64.4 61.3 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Fixed Russia Revenue (RUB bln) -3% +12% +2% 12.3 12.5 12.8 13.4 14.4 14.0 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Mobile revenue increased y-o-y as result of subscriber intake and contributions from value-added services in particular revenue from data traffic Fixed revenue y-o-y dynamic enhanced by Company’s M&A activity, subscriber growth and increasing consumption of DLD/ILD services as well as tariff adjustments undertaken by MGTS 16

Russia mobile operating indicators Sequential decline in ARPU due to seasonal factors such as lower roaming revenue, fewer calendar and work days and an overall reduction in business activity as result of an extended holiday period MOU dynamic in line with seasonal trends SAC increase in Q1 2011 as result of fewer gross additions with a higher share coming through premium distribution channels, as well as strong modem sales and data usage ARPU (RUB) MOU (min) -4% +6% -4% -4% +18% -4% 248 237 254 269 262 252 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 219 211 230 244 259 249 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Subs, mln 69.3 69.1 69.4 69.7 71.4 71.4 Churn rate, % 12.4% 10.4% 9.8% 13.5% 12.7% 12.0% VAS ARPU 53.1 53.8 51.4 55.1 58.4 67.3 - as % of ARPU 21.4% 22.7% 20.2% 20.5% 22.3% 26.7% SAC 494.9 534.4 612.8 508.2 656.6 669.6 APPM 1.13 1.12 1.10 1.10 1.01 1.01 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 17

Total VAS (RUB mln)* 11 264 11 519 10 595 11 409 12 669 14 365 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Strong data traffic revenue growth due to increased sales of modems and expansion of 3G network Key initiatives in Q1 2011: – Launch of MTS Connect-4, a new data tariff plan for active data users – Launch of “Useful Applications” service, which allows MTS subscribers to purchase paid software using their mobile account – Introduction of “Video call” service in Moscow – Expansion of “Easy Payment” service functionality – Launch of MTS Navigator app for iOS devices – Promotion of the Company’s branded and co-branded handsets with built-in MTS apps Russia mobile operating indicators* Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) * Does not include revenue from SMS and data bundles, which is included in airtime revenue +12% +16% +11% +18% +51% +15% 3 365 3 725 3 601 3 825 3 869 4 315 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 +12% +9% -13% 3 164 3 649 3 843 4 402 4 680 5 513 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 4 456 3 893 2 854 2 906 3 803 4 262 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 18

MTS a step ahead

Development of MTS retail network and handset distribution

MTS retail network

- Opening of 28 new stores during Q1 2011
- Launch of 16 flagship stores in Q1 2011 bringing the total to 46 stores in Russia, of which 22 are in Moscow
- Around 1,000 franchisee stores operated under the MTS brand

Device distribution

- MTS' market share in handset sales was 17.4%** at the end of Q1 2011
- Strong modem and data tariff sales with more than 1 mln units sold during the quarter
- Further expansion of the Company's handset portfolio with the introduction of the co-branded devices such as the Nokia C5-03, the MTS exclusive Samsung S5260 Star 2, the HTC Incredible 5 and the Nokia C3-01and the MTS 252
- Launch of new marketing campaigns focused on popularization of smartphones and stimulation of sales and data usage

Retail network development (MTS-owned stores)*


2 010
2 160
2 208
2 251
2 333
2 361
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011

Handset sales through MTS retail network (000s)


1030
944
1002
1 399
1 544
1 142
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011

Market share**	11.7%	13.1%	13.7%	14.2%	20.9%	17.4%
	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011

MTS Connect modem and data tariff sales (000s)


476
478
498
761
1 387
1 012
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011



*Does not include franchisee stores

**Market share in terms of number of handsets sold based on MTS estimates, incl. wholesale

19

OIBDA margin 44.0% 43.5% 46.8% 49.7% 45.3% 44.7% Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Revenue increased y-o-y as result of continued growth in voice usage and consumption of value-added services OIBDA y-o-y improvement reflective of top-line revenue growth and cost control Sequential decline in OIBDA margin due to seasonal factors Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) -4% +7% -9% -5% +10% -10% 2 108 1 922 2 146 2 304 2 139 2 057 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 927 837 1 005 1 144 969 919 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 20

Subs, mln 17.6 17.3 17.5 18.2 18.2 18.3 Churn rate, % 9.7% 9.4% 7.2% 6.6% 8.2% 7.6% VAS ARPU 8.3 8.9 8.6 9.1 12.54 11.18 - as % of ARPU 21.7% 25.2% 21.7% 21.9% 33.4% 31.0% SAC 56.8 66.9 64.3 58.0 68.1 73.0 APPM 0.076 0.067 0.073 0.077 0.068 0.064 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Ukraine operating indicators ARPU (UAH) MOU (min) ARPU for the quarter reflects seasonal trends Usage growth due to attractive on-net calling propositions Decline in churn rate on the back of Company’s focus on subscriber quality and relative market stability 38 35 39 42 38 36 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 506 527 541 541 550 564 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 +3% +7% -5% +3% -8% +4% 21

Total VAS (UAH mln) 441 465 448 488 685 619 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Key initiatives in Q1 2011: – Introduction of new service “Rejected Call” – Launch of new option allowing subscribers to transfer funds from MTS Russia mobile accounts to the MTS Ukraine mobile accounts – Commercial launch of “My New Number” service – Free Wi-Fi hotspots in MTS retail stores to showcase the advantages of mobile internet 106 111 108 133 184 138 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 94 96 94 106 130 162 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +7% +19% +22% +25% +69% +2% -25% +24% +5% 157 192 176 194 214 228 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 22

Revenue decline during the quarter due to seasonal and competitive factors as well as lower subscriber activity Decline in OIBDA in line with revenue performance OIBDA margin 53.9% 54.6% 58.1% 56.1% 53.3% 54.1% Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 57 57 66 64 62 57 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 105 104 113 115 116 105 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Uzbekistan financial highlights Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) -9% +1% -1% stable stable -8% 23

Subs, mln 7.1 7.4 7.6 8.2 8.8 9.1 Churn rate, % 8.0% 5.9% 6.1% 7.2% 6.0% 9.2% SAC 6.7 6.1 6.0 7.8 8.1 7.4 APPM 0.01 0.01 0.01 0.01 0.01 0.01 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 5.0 4.8 5.0 4.8 4.6 3.9 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 534 520 534 508 461 402 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Uzbekistan operating indicators ARPU decline reflective of seasonality and dilution of subscriber base through addition of mass market subscribers MOU performance in line with seasonal dynamic and addition of lower-value subscribers Continued growth in subscriber net additions during the quarter ARPU (USD) MOU (min) -19% -4% -13% -23% -3% -15% 24

Uzbekistan operating indicators * Messaging Revenue (USD mln) Data Traffic Revenue (USD mln) Data Content Revenue (USD mln) -4% -7% -1% +16% +79% +32% -12% -30% -16% 7.0 6.9 6.5 6.8 6.7 6.4 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 2.2 2.9 2.9 3.2 4.5 5.2 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 6.4 5.4 4.2 4.5 4.3 3.8 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Total VAS (USD mln) 17.9 17.5 15.9 16.8 17.8 17.8 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Key initiatives in Q1 2011: – Renewal of “APN Access to corporate network” with new price options aimed at the corporate segment – Launch of java app for popular “GOOD’ok” service introducing additional functionality – Launch of a new service “Voice Greetings” – Expansion of USB-modem product line with addition of affordable Huawei 3.6 and 7.2 Mbit/s modems 25

OIBDA decline in line with revenue performance OIBDA margin 50.0% 48.8% 53.5% 55.2% 51.1% 51.0% Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 20.9 17.8 19.3 20.9 19.3 16.3 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 10.5 8.7 10.3 11.5 9.9 8.3 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) Revenue dynamic impacted by seasonality and competitive factors -16% -8% -15% -16% -5% -17% 26

Subs, mln 2 073.1 2 108.9 2 126.4 2 192.3 2 461.0 2 549.7 Churn rate, % 12.7% 8.6% 8.5% 7.7% 7.0% 6.7% SAC 6 787.7 6 868.7 7 192.0 6 719.4 3 867.8 6 005.4 APPM 14.1 12.8 11.8 10.9 9.3 7.3 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 3 351 2 813 3 014 3 194 2 726 2 141 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 237 220 255 294 294 294 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Armenia operating indicators ARPU decline on the back of increasing price competition Usage stimulated through launch of tariffs and special promotions aimed at retaining existing and attracting new subscribers to compensate for competitive pressures ARPU (AMD) MOU (min) -7% -21% -24% -16% stable +34% 27

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations Russia fixed operating indicators 28

MTS a step ahead

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q1 2010					Q4 2010					Q1 2011				
USD mln	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating income	679.6	663.9	11.2	32.0	-0.5	493.0	572.4	37.7	29.6	4.6	563.8	576.9	27.9	22.1	0.4
Add: D&A and impairment loss	477.9	332.5	93.5	24.5	23.1	666.2	383.6	84.5	32.4	22.8	562.0	417.3	87.7	34.6	22.2
Adjusted OIBDA*	1157.4	996.4	104.8	56.5	22.6	1159.2	956.0	122.2	62.0	27.4	1125.8	994.2	115.7	56.6	22.7

	Q1 2010					Q4 2010					Q1 2011				
	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating margin	26.0%	30.4%	4.7%	30.9%	-1.0%	16.5%	22.6%	14.0%	25.5%	8.5%	19.2%	22.7%	10.8%	21.1%	1.0%
Add: D&A and impairment loss	18.3%	15.2%	38.9%	23.7%	49.8%	22.2%	15.1%	31.3%	27.8%	42.6%	19.2%	16.4%	33.9%	33.0%	50.0%
Adjusted OIBDA margin	44.3%	45.6%	43.5%	54.6%	48.8%	38.7%	37.7%	45.3%	53.3%	51.1%	38.4%	39.1%	44.7%	54.1%	51.0%

*Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived and other assets and acquisition related costs.
For further information, please see the Appendix for definitions and reconciliations

29

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2010 As of Mar 31, 2011 Current portion of LT debt and of capital lease obligations 757.1 1,127.1 LT debt 6,392.6 6,320.5 Capital lease obligations 10.9 9.4 Total debt 7,160.6 7,457.1 Less: Cash and cash equivalents 927.7 1,194.6 ST investments 333.6 480.4 Net debt 5,899.3 5,782.0 Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For three months ended Mar 31, 2010 For three months ended Mar 31, 2011 Net cash provided by operating activities 965.5 908.0 Less: Purchases of property, plant and equipment -188.1 -232.7 Purchases of intangible assets -63.0 -46.0 Proceeds from sale of property, plant and equipment 1.6 3.3 Proceeds/ (purchases) of other investments - 4.3 Investments in and advances to associates 0.1 3.0 Acquisition of subsidiaries, net of cash acquired -6.2 -19.0 Free cash flow 710.0 620.9 30

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: USD mln Nine months ended Dec 31, 2010 Three months ended Mar 31, 2011 Twelve months ended Mar 31, 2011 A B C = A + B Net operating income 2,055.0 563.8 2,618.8 Add: depreciation and amortization 1,522.7 562.0 2,084.7 Add: long-lived assets impairment loss and acquisition related costs 137.8 - 137.8 Adjusted OIBDA* 3,715.5 1,125.8 4,841.3 *Adjusted OIBDA results for FY 2010 do not include long-lived and other assets impairment loss and acquisition related costs $137.8 mln in Q4 2010 31

MTS a step ahead

Russia fixed operating indicators

	Q1 2011*	Q1 2010	Y-o-Y	Q4 2010	Q-o-Q
Total households passed, 000s	9 979	7,756	29%	9,890	1%
Total BB subs, 000s	1 892	1,359	39%	1,805	5%
Total pay-TV subs, 000s**	2 606	1767	47%	2553	2%
Traditional segment in Moscow (MGTS)					
Residential					
Number of subscribers / active lines (000s)	3,616	3,609	stable	3,615	stable
incl. BB subscribers	353	276	28%	336	5%
ARPU (RUR)	374	349	7%	355	5%
Corporates					
Number of subscribers (000s)	66	70	-6%	66	stable
incl. BB subscribers	29	30	-3%	29	stable
ARPU (excl. revenue from points of interconnect) (RUR)	7,320	6,468	13%	7,493	-2%
Alternative segment in Moscow					
Residential subscribers					
Number of subscribers (000s)	536	583	-8%	541	-1%
incl. BB subscribers	521	583	-11%	525	-1%
ARPU (RUR)	586	527	11%	625	-6%
Corporate subscribers					
Number of subscribers (000s)	29	27	7%	29	stable
incl. BB subscribers	14	16	-13%	14	stable
ARPU (RUR)	11,875	13,668	-13%	13,029	-9%
Alternative segment in the regions & CIS					
Residential subscribers					
Number of subscribers (000s)	3,746	2,630	42%	3,661	2%
*incl. pay-TV subscribers***	2,524	1,642	54%	2,461	3%
incl. BB subscribers	933	426	119%	863	8%
ARPU (RUR)	178	158	13%	204	-13%
Corporate subscribers					
Number of subscribers (000s)	81	58	40%	73	11%
incl. BB subscribers	41	28	46%	38	8%
ARPU (RUR)	2,850	3,299	-14%	3,177	-10%

* Q1 2011 subscriber numbers include those of Inteleca. ARPU calculations are based on financials and subscriber numbers excluding those of Inteleca.
** Figures retrospectively adjusted in line with MTS definitions

32

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and Reconciliations 33

According to the SEC definition Sec. 103 EBIT and EBITDA, measures that are calculated differently than those described as EBIT and EBITDA in the materials should not be characterized as "EBIT" or "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. MTS reports adjusted OIBDA due to its treatment of the impairment of long-lived and other assets and acquisition-related costs that relates to Q4 2009 and Q4 2010. Appendix – Adjusted OIBDA definition 34

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 26, 2011